UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
   - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

NIKU X Miami, LLC d/b/a Wagyu Factory Miami

Legal status of Issuer:

> *Form:*
>
> LLC
>
> *Jurisdiction of Incorporation/Organization:*
>
> Florida
>
> *Date of Organization:*
>
> December 13, 2024

Physical Address of Issuer:

555 Washington Ave., Suite 1A, Miami Beach, FL 33139

Website of Issuer:

https://nikux.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $200,000.00 in the Offering, (2) three percent (3%) of any amounts raised exceeding $200,000.01 but not exceeding $500,000.00 in the Offering, and (3) two percent (2%) of any amounts raised exceeding $500,000.01 in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd Revenue Note

Target Number of Securities to be Offered:

75,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

September 1, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2025)*	Period from inception to December 31, 2024*
Total Assets	$106,726	$0
Cash & Cash Equivalents	$314	$0
Accounts Receivable	$0	$0
Short-term Debt	$2,900	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($11,174)	$0

*The Issuer was formed on December 13, 2024.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

NIKU X MIAMI, LLC D/B/A WAGYU FACTORY MIAMI



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd Revenue Note (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by September 1, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer shall have any liability or obligation to correct any errors or omissions made by the Investor in providing their information.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as Exhibit B), Custody Agreement (attached as Exhibit C), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Bank & Trust, National Association, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/wagyufactorymiami (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change, as determined by the Issuer in its sole discretion, occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Equity Interests

The Securities are not equity interests in the Issuer, nor are they convertible into equity interests in the Issuer, and merely provide a contractual right to receive a repayment of principal and certain interest upon the occurrence of certain events, subject to all terms and conditions set forth in the Instrument. For the avoidance of any doubt, if the Issuer's Monthly Revenue for any month is equal to or less than zero, no monthly payment will be due to the Investors for such month, except as otherwise provided in the last sentence of Section 2(a) of the Crowd Revenue Note Purchase Agreement.

Dividends and/or Distributions

The Securities do not entitle Investors to any distributions, except as set forth herein.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

The Securities will not have voting rights.

The Issuer does not have any voting agreements in place.

The Issuer does not have any equity holder agreements in place, except insofar as may be set forth in the Issuer's Operating Agreement dated December 13, 2024.

Revenue Share Percentage

The Issuer agrees to pay to each Investor the Revenue Share Percentage (defined below), on a pro rata and pari passu basis in accordance with the principal provided by each Investor, subject to available cash flow and applicable law. Assuming the Maximum Offering Amount is raised, Investors shall receive (i) 2% of each month's Monthly Revenue until the Investors have been paid, in the aggregate, an amount equal to $2,000,000 ("**Tier 1 Revenue Amount**") and (ii) once Investors have been paid the Tier 1 Revenue Amount, 1.5% of each month's Monthly Revenue until the Investors have been paid, in the aggregate, an additional amount equal to $1,500,000 (the "**Tier 2 Revenue Amount**") (collectively, the "**Revenue Share Percentage**"). If the offering amount raised is less than the Maximum Offering Amount, the Revenue Share Percentage means, Investors shall receive (i) the Tier 3 Revenue Share Percentage of each month's Monthly Revenue until the Investors have been paid, in the aggregate, an amount equal to the Tier 3 Revenue Amount and (ii) once Investors have been paid the Tier 3 Revenue Amount, the Tier 4 Revenue Share Percentage of each month's Monthly Revenue until the Investors have been paid, in the aggregate, an additional amount equal to the Tier 4 Revenue Amount.

For purposes of the foregoing, the following definitions shall apply:

"**Monthly Revenue**" means with respect to each calendar month, the gross revenue of the Issuer calculated on a cash basis during such calendar month, excluding, for the avoidance of doubt, (i) any taxes or tips (as applicable), (ii) delivery service fees, third-party platform commissions, (iii) any revenue attributable to rebates, discounts, refunds or chargebacks received in cash by the Issuer with respect to any prior expenses incurred by the Issuer, (iv) proceeds from debt or equity financings, (v) government grants or subsidies, and (vi) extraordinary or non-recurring revenue items.

"**Tier 3 Revenue Amount**" means the product equal to the following: (i) the quotient (rounded down to two decimal places) of (x) the offering amount raised divided by (y) the Maximum Offering Amount, and multiplied by (ii) the Tier 1 Revenue Amount.[1]

"**Tier 3 Revenue Share Percentage**" means the percentage equal to following: (i) the quotient (rounded down to two decimal places) of (x) the offering amount raised divided by (y) the Maximum Offering Amount, and multiplied by (ii) two percent (2%).[2]

"**Tier 4 Revenue Amount**" means the product equal to the following: (i) the quotient (rounded down to two decimal places) of (x) the offering amount raised divided by (y) the Maximum Offering Amount, and multiplied by (ii) the Tier 2 Revenue Amount.[3]

"**Tier 4 Revenue Share Percentage**" means the percentage equal to following: (i) the quotient (rounded down to two decimal places) of (x) the offering amount raised divided by (y) the Maximum Offering Amount, and multiplied by (ii) one and one-half percent (1.5%).[4]

Term

Commencing with the first full calendar month immediately following the final Closing and continues until the Maturity Date.

Maturity Date

The Maturity Date means the earlier of (i) the date on which Investors have received in the aggregate the Total Payment, and (ii) the fifth (5th) anniversary of the final date on which Republic instructs the Escrow Agent to release the Offering Amount from escrow to the Issuer, as specified in the Closing Confirmation Notice (as defined in the Instrument) ("**Maturity Date**").

Total Payment

The Issuer will make monthly payments based on the relevant Revenue Sharing Percentage, until the Investors have been paid an amount equal to, in the aggregate, and as applicable, the Tier 1 Revenue Amount, Tier 2 Revenue Amount, Tier 3 Revenue Amount, and/or Tier 4 Revenue Amount ("**Total Payment**").

Event of Default

If there is an Event of Default (as defined below) and the Paying Agent (as defined in the Instrument) provides written notice of acceleration of the Securities to the Issuer, the Issuer shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Securities shall become immediately due and payable by the Issuer to the Investors, and the Paying Agent (as defined in the Instrument) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, the Paying Agent (as defined in the Instrument) may extend such 30-day period by such number of additional days as Paying Agent (as defined in the Instrument) determines reasonably necessary to allow the Issuer to cure such Event of Default.

An "**Event of Default**" means (a) the Issuer's failure to pay when due (subject to any grace period permitted under this Form C) any amount payable by it hereunder and such failure continues for ten (10) business days; (b) the Issuer's failure to comply with any of its reporting obligations owed to the Paying Agent (as defined in the Instrument) and such failure continues for ten (10) business days; (c) the Issuer's breach of any other covenants made by it hereunder

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[1] For example, if 1,000,000 is raised, the Tier 3 Revenue Amount is equal to: (1,000,000 / 1,235,000) * 2,000,000 = 1,600,000.

[2] For example, if 1,000,000 is raised, the Tier 3 Revenue Share Percentage is equal to: (1,000,000 / 1,235,000) * 0.02 = 0.016 or 1.6%.

[3] For example, if 1,000,000 is raised, the Tier 4 Revenue Amount is equal to: (1,000,000 / 1,235,000) * 1,500,000 = 1,200,000.

[4] For example, if 1,000,000 is raised, the Tier 4 Revenue Share Percentage is equal to: (1,000,000 / 1,235,000) * 0.015 = 0.012 or 1.2%.

and such breach continues for ten (10) business days; (d) the voluntary commencement by the Issuer of any proceedings to have itself adjudicated as bankrupt; (e) the entry of an order or decree under any bankruptcy law that adjudicates the Issuer as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry; (f) the entry of any final judgment against the Issuer for an amount in excess of $250,000, if undischarged, unbonded, undismissed or not appealed within forty-five (45) days after such entry; (g) the issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Issuer, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt; (h) any representation or warranty made by the Issuer under the Instrument shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Issuer becoming aware of the issue and being given written notice of the issue by the Paying Agent (as defined in the Instrument) or its agents; and (i) the occurrence of a Trigger Event.

A "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the date of the final Closing cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer permanently ceases operations or temporarily ceases operations for more than sixty (60) days without a reasonable plan for resumption (or notifies the Intermediary of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Securities.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future issuances of Crowd Revenue Notes and certain other events will dilute the percentage of revenue share that Investors may eventually receive. The Issuer has no intention to issue future Crowd Revenue Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference, except as set forth herein.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $200,000.00 in the Offering, (2) three percent (3%) of any amounts raised exceeding $200,000.01 but not exceeding $500,000.00 in the Offering, and (3) two percent (2%) of any amounts raised exceeding $500,000.01 in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the manager, its executive officers and key employees.

We are dependent on our manager, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our manager, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We operate in a highly competitive industry. Any failure to compete favorably could adversely affect our business, results of operations and financial condition.

The restaurant industry is highly competitive. Key competitive factors in the industry include type of cuisine, food choice, food quality and consistency, quality of service, price, dining experience, restaurant location and the ambiance of the restaurant. There are many restaurants in Los Angeles, New York, and Miami that specialize in Japanese barbecue cuisine, and we also face competition from other players in this market including locally owned restaurants and regional and international chains, particularly within the Japanese barbecue and all-you-can-eat categories. Many of our competitors have greater financial and operational resources and economics of scale, longer operating history, more strategic marketing activities and more established market position and brand recognition than we do. As a result, they may be better positioned to attract customers, identify and respond to their changing preferences and generate greater profits. Any inability to successfully compete with other restaurants in our market segments may prevent us from increasing or sustaining our revenues and profitability and cause us to lose market share, which could have a material adverse effect on our business, results of operations or financial condition. We may also need to modify or refine elements of our food offerings to evolve our concepts in order to compete with popular new restaurant styles or concepts that develop from time to time. There is no assurance that we will be successful in implementing these modifications or that these modifications will have the intended effect.

Further, the level of competition that we face could also have a material adverse effect on our future growth and profitability if we are not able to maintain our competitive edge and distinguish our restaurants from those of our competitors. Our competitors may develop new restaurants that operate along the same concepts that are similar to those that we operate or intend to operate.

Global and domestic economic conditions negatively impact consumer discretionary spending and our business operations and could have a material negative effect on our financial performance.

The restaurant industry is dependent upon consumer discretionary spending, which is negatively affected by global and domestic economic conditions, such as: fluctuations in disposable income and changes in consumer confidence, the price of gasoline, slow or negative growth, unemployment, credit conditions and availability, volatility in financial markets, inflationary pressures, weakness in the housing market, tariffs and trade barriers, wars or conflict in certain regions, pandemics or public health concerns, and changes in government and central bank monetary policies. When economic conditions negatively affect consumer spending, discretionary spending for restaurant visits will be challenged, our guest traffic may deteriorate, and the average amount guests spend in our restaurants may be reduced. This will negatively impact our revenues and cause downward pressure on our profitability. This could result in further reductions in staff levels, asset impairment charges and potential restaurant closures.

On a broader scale, shifts in U.S. trade policy and retaliatory measures by global trade partners may lead to widespread economic effects, including increased consumer prices and a reduction in discretionary income. As a result, consumer spending on non-essential categories such as dining out may decline.

We have been adversely impacted by, and may continue to be adversely impacted by, ongoing macroeconomic challenges in the U.S., including recent labor, commodity, transportation and other inflationary pressures, supply chain disruptions, and military conflicts.

Impact of seasonal fluctuations in tourism, weather conditions, and local events on revenue and operational planning in our business.

Our business is significantly affected by seasonal fluctuations in revenue, driven by factors such as tourism patterns, weather conditions, and local events. Miami experiences a notable influx of tourists during the winter and spring months, contributing to increased customer traffic, particularly in regions with popular attractions, outdoor activities, and vibrant dining scenes. Festivals, holiday gatherings, and favorable weather conditions further enhance customer activity, presenting opportunities for growth and higher sales.

Conversely, the summer and fall season often brings challenges due to weather and reduced tourist activity. Adverse weather conditions can discourage travel and dining, leading to diminished customer patronage. Additionally, local events during these months tend to be less frequent, reducing opportunities for increased restaurant traffic. These seasonal trends create variability in revenue streams, with some periods being exceptionally profitable and others requiring careful cost management to offset slower business. These seasonal trends may result in uneven revenue streams, requiring strategic planning to manage operational costs and maintain profitability during slower periods.

Changes in consumer tastes and preferences or in consumer spending and other economic or financial market conditions could materially adversely affect our business.

Our operating results may be materially adversely affected by changes in consumer tastes and preferences. Our future success depends in part on our ability to anticipate the tastes, eating habits and lifestyle preferences of consumers and to offer products in our restaurants that appeal to consumer tastes and preferences. Consumer tastes and preferences may change from time to time and can be affected by a number of different trends and other factors that are beyond our control. Our competitors may react more efficiently and effectively to these changes than we can. We cannot provide any assurances regarding our ability to respond effectively to changes in consumer health perceptions or our ability to adapt our restaurants to trends in eating habits. If we fail to anticipate, identify or react to these changes and trends, or to introduce new and improved products in our restaurants on a timely basis, we may experience reduced demand for our products and reduced attendance in our restaurants, which could materially adversely affect our business, financial condition and operating results.

Furthermore, preferences and overall economic conditions that impact consumer confidence and spending, including discretionary spending, could have a material impact on our business. Economic conditions affecting disposable consumer income such as employment levels, business conditions, higher rates of inflation, slower growth or recession, market volatility, negative impacts on the economy and related uncertainty, negative financial news, changes in housing market conditions, the availability of credit, interest rates, tax rates, new or increased tariffs, fuel and energy costs, the effect of natural disasters or acts of terrorism, and other matters, could reduce consumer spending or cause consumers to shift their spending to lower-priced alternatives, each of which could materially adversely affect our business, financial condition and operating results.

In addition to an adverse impact on demand for our products, uncertainty about, or a decline in, economic conditions could have a significant impact on our suppliers, logistics providers and other business partners, including resulting in financial instability, inability to obtain credit to finance operations and insolvency. Certain of our suppliers are located outside the United States, and as a result our operations and performance depend on both global and regional economic conditions. These and other economic factors could materially adversely affect our business, financial condition and operating results.

Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

We depend on frequent deliveries of ingredients and other products from a variety of local, regional, national and international suppliers, and some of our suppliers may depend on a variety of other local, regional, national and international suppliers to fulfill the purchase orders we place with them. The availability of such ingredients and other products at competitive prices depends on many factors beyond our control, including the number and size of farms, ranches, and other suppliers that provide crops, livestock and other raw materials that meet our quality and production standards.

We rely on our suppliers, and their supply chains, to meet our quality and production standards and specifications and supply ingredients and other products in a timely and safe manner. We have developed and implemented a series of measures to ensure the safety and quality of our third-party supplied products. However, no safety and quality measures can eliminate the possibility that suppliers may provide us with defective or out-of-specification products against which regulators may take action or which may subject us to litigation or require a recall. Suppliers may provide us with food that is or may be unsafe, food that is below our quality standards or food that is improperly labeled. In addition to a negative customer experience, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions if we incorporate a defective or out-of-specification item into one of our deliveries.

Furthermore, there are many factors beyond our control which could cause shortages or interruptions in the supply of our ingredients and other products, including adverse weather, environmental factors, natural disasters, unanticipated demand, labor or distribution problems, public health crises, such as pandemics and epidemics, changes in law or policy, food safety issues by our suppliers and their supply chains, and the financial health of our suppliers and their supply chains. Production of the agricultural products used in our business may also be materially adversely affected by drought, water scarcity, temperature extremes, scarcity of agricultural labor, changes in government agricultural programs or subsidies, import restrictions, scarcity of suitable agricultural land, crop conditions, crop or animal diseases or crop pests. Failure to take adequate steps to mitigate the likelihood or potential effect of such events, or to effectively manage such events if they occur, may materially adversely affect our business, financial condition and operating results, particularly in circumstances where an ingredient or product is sourced from a single supplier or location.

In addition, unexpected delays in deliveries from suppliers that ship directly to our fulfillment center or increases in transportation costs, including through increased fuel costs, could materially adversely affect our business, financial condition and operating results. Labor shortages or work stoppages in the transportation industry, long-term disruptions to the national transportation infrastructure, reduction in capacity and industry-specific regulations such as hours-of-service rules that lead to delays or interruptions of deliveries could also materially adversely affect our business, financial condition and operating results.

We currently source certain of our ingredients from suppliers located outside of the United States. Any event causing a disruption or delay of imports from suppliers located outside of the United States, including weather, drought, crop-related diseases, the imposition of import or export restrictions, restrictions on the transfer of funds or increased tariffs, destination-based taxes, value-added taxes, quotas or increased regulatory requirements, could increase the cost or reduce the supply of our ingredients and the other materials required by our product offerings, which could materially adversely affect our business, financial condition and operating results. Furthermore, our suppliers' operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions, each of which could adversely affect our access or ability to source ingredients and other materials used in our product offerings on a timely or cost-effective basis.

A decrease in consumer demand for Japanese barbecue, buffet and all-you-can-eat dining could significantly and negatively impact our business, operations, and financial performance.

Our performance depends on consumers' demand for our products. Various factors can cause shifts in consumer preferences, such as:

- Changes in demographic or social trends;
- Fluctuations in discretionary income;
- Inflation-driven price changes in consumer products;
- Evolving laws, regulations, and public health policies;
- Altered leisure, dining, and beverage consumption patterns

To succeed, we must anticipate and effectively respond to these shifts. If consumer preferences move away from our products, our operations and financial results would be materially and adversely affected. Our restaurants are especially vulnerable to changing economic conditions and consumer tastes, spending habits, and preferences. This could reduce sales and profitability. Unanticipated changes in demand or preference could also impair our ability to forecast production needs and adapt to shifting consumer preferences, further negatively affecting our business, operations, and financial results.

Our inability to effectively manage growth or prepare for the scalability of our restaurants could negatively impact our employee efficiency, product quality, working capital levels, and results of operations.

Significant market growth for our restaurants or our expansion into new markets may require an increase in our workforce for managerial, operational, financial and other functions. During periods of growth, we may experience challenges related to our operational and financial systems and controls, including quality control and delivery and service capabilities. We will also need to continue to expand, train and manage our employee base. Future growth will place significant additional responsibilities on our management team to identify, recruit, retain, integrate and motivate new employees.

Beyond the complexities of human resource management, we may also face working capital issues. We will require increased liquidity to finance the marketing of our restaurants and the hiring of additional staff. To manage growth effectively, we must continually improve our operational, management and financial systems and controls. Failure to do so could result in operational and financial inefficiencies that could adversely affect our profitability. We cannot guarantee that we will be able to timely and effectively meet increased demand while maintaining the quality standards expected by our existing and potential customers.

Our ability to successfully introduce new restaurants, products and services is uncertain.

The success of developing, launching, selling, and supporting new or enhanced restaurants, products or services hinges on various factors. These include the timely and efficient completion of marketing, product design, development, and approval processes, as well as the effective implementation of these offerings in the market. Since commitments for new restaurants, products and services are often made well in advance of actual sales, decisions must accurately anticipate shifts in the restaurant industry. There is no guarantee that we will be successful in selecting, developing and marketing new restaurants, products and services or in enhancing our existing offerings. A failure in this regard could have a negative impact on our business, financial condition, and results of operations.

Moreover, the introduction of new restaurants, products or enhancements by our competitors, or their adoption of innovative technologies, could lead to a decline in sales or a loss of market acceptance for our restaurants, products and services. Specifically, competitors may introduce systems, products, or services that directly compete with our offerings, leveraging newer technology or pricing strategies that we cannot match. Depending on our existing customer arrangements, this could result in the loss of customers.

If we are unable to offer premium products and services at attractive prices to meet customer needs and preferences, our business, financial condition, and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers and increase the spending levels of existing customers. Ever-changing consumer preferences have affected and will continue to affect the restaurant market. We must stay abreast of emerging lifestyles and consumer preferences and anticipate product and service trends that will appeal to existing and potential future customers.

Our customers choose to visit our restaurants due in part to the attractive prices and premium products that we offer. They may choose to dine elsewhere if we cannot match the prices, products, or services offered by our competitors. If our customers cannot find their desired products or services within our restaurants, they may stop visiting our restaurants, which in turn may materially and adversely affect our business, financial condition, and results of operations.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph in its opinion that accompanies our unaudited financial statements as of the years ended December 31, 2025 and 2024, indicating we lack significant working capital and have only recently commenced operations, that we will incur substantial additional costs before significant revenue is achieved, and that these matters raise substantial doubt about our ability to continue as a going concern. It further notes that, during the next 12 months, we intend to fund our operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we and our management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $200,000.00 in the Offering, (2) three percent (3%) of any amounts raised exceeding $200,000.01 but not exceeding $500,000.00 in the Offering, and (3) two percent (2%) of any amounts raised exceeding $500,000.01 in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights.

Investors are not equity holders of the Issuer and, therefore, have no voting rights. Thus, by participating in the Offering, Investors will not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the equity securities of the Issuer.

The Securities purchased by an Investor in the Offering will be registered in the name of, and held of record by, the Custodian. If an Investor wishes to sell or transfer its Securities, such Investor must provide notice to the Custodian.

The Securities purchased by Investors in the Offering through the Intermediary will be registered in the name of, and held of record by, the Custodian. Pursuant to each Investor's agreements with the Custodian, the Custodian is the legal holder of record for the Securities purchased through the Intermediary via Regulation Crowdfunding offerings. The Issuer, its agents or representatives shall deliver the Securities to the Custodian. Investors will sign an Omnibus Nominee Trust Agreement (attached as Exhibit D) and new account forms with the Custodian to designate the Custodian as the legal holder of record for the Securities.

The Issuer and the Investor authorize the Custodian to hold the Securities in registered form in the Custodian's name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Issuer. When an Investor wishes to sell or transfer their Securities, they must provide notice to the Custodian, which, subject to any applicable restrictions on transfers, will facilitate the transfer.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Instrument and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will not become equity holders of the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available.

A Crowd Revenue Note holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Securities; failure to claim cash set aside in this case may result in a total loss of principal.

The Securities offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Issuer or the Custodian in order to effect the conversion or termination of the Securities, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Issuer. Failure to make a timely action may result in the Issuer declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Issuer will set aside such payment for the Investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

Debt Financing is inherently risky.

The Issuer's debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. The Issuer will carefully evaluate such future debt obligations and respective covenants to ensure alignment with its business objectives and growth strategies.

The Securities are not secured by collateral and may become subordinated to any future secured liabilities.

The Securities are equal in right of payment to any of the Issuer's existing liabilities, are not secured by collateral and may become subordinated to any future secured liabilities. In the event we default on any of senior debt or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the proceeds of the sale of our assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on our subordinated debt, including the Securities. In addition, the Issuer's assets that secure debt ranking senior or equal in right of payment to the Securities will be available to pay obligations on the Investors only after the secured debt has been repaid in full from these assets. Accordingly, there may be no assets remaining from which claims of the Investors could be satisfied, or if any assets remained, they might be insufficient to satisfy those claims in full.

Neither the Instrument nor the Security materially restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact Investors.

Although we presently have no intent to issue any additional debt, neither the Instrument nor the Security restrict us from incurring any indebtedness. In addition, any covenants contained in the Instrument nor the Security do not require us to achieve or maintain any minimum financial ratios relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions are not materially limited by the Instrument nor the Security.

The Securities will not be rated.

We do not intend to seek a rating on the Securities. Accordingly, there is no third party which will express any opinion as to the value of the Securities or their terms.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt and continue operations.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

A change in control or fundamental change may adversely affect us or the Securities.

The Instrument and the Security provide that certain change in control events with respect to us will constitute a default. In addition, future debt we incur may limit our ability to repurchase the Securities upon a designated event or require us to offer to redeem that future debt upon specified events, including a designated event. Furthermore, the Issuer may believe it is in the best interests of its members and the Investors to engage in a line of business substantially different from the primary line of business carried on by the Issuer as of the date of this Form C, but the Instrument materially impairs the Issuer's right to engage in such business. As a result, the Issuer's operations are limited to the line of business set forth in the Form C, and any business reasonably complementary or ancillary thereto. Accordingly, we may lose opportunities to grow our business and, as a result, the value of and cash flow for the business may become impaired which increases the default risk under the Instrument and the Security.

If we sell additional equity or debt securities to fund our operations, restrictions may be imposed on our business.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which may impose restrictive covenants that adversely impact our business. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to expand our operations or otherwise capitalize on our business opportunities as a result of such restrictions, our business, financial condition and results of operations could be materially adversely affected.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or capital expenditures or seeking to raise additional capital. Our ability to restructure or refinance our debt, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance.

If, after we make payments to Investors under the Security, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds from the Investors.

If, after we make payments to Investors under the Security, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any payments received by Investors could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by you. In addition, our managing member may be viewed as having breached its fiduciary duty to creditors and/or having acted in bad faith, thereby exposing such member and the Issuer to claims of punitive damages.

Investors should consult their respective tax advisers with respect to the Instrument and the Security.

If you are considering the purchase of a debenture, you should consult your own tax advisors as to the particular tax consequences to you of acquiring, holding or otherwise disposing of the debentures, including the effect and applicability of state, local or foreign tax laws, or any U.S. estate and gift tax laws. The Issuer makes no representations or warranties about the tax treatment thereof.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

WAGYU FACTORY will be dedicated to creating a unique dining experience that combines high-quality Wagyu hotpot and barbecue. By seamlessly integrating traditional hotpot with modern barbecue, we aim to offer customers a novel way to enjoy their meals. Known for its A5-grade Wagyu beef and curated essence of Eastern cuisine with Western dining habits, WAGYU FACTORY delivers an immersive culinary journey rooted in high quality ingredients and traditions with global flair. With California locations in Tustin, Lake Forest, and Rancho Cucamonga, the brand is expanding to Miami Beach to establish itself as the premier destination for AYCE dining in a vibrant, nightlife-driven market.

Chubby Cattle International, LLC ("**CCI**") is the Manager and 100% owner of the Issuer. The Issuer conducts business in Florida and sells products and services through the internet throughout the United States.

Business Plan

Please see the attached detailed business plan as Exhibit E.

- The Issuer's Starting valuation: $6M
- The Issuer's Projected valuation upon Miami Beach opening: $10M
- Valuation increases by $500K monthly based on growth benchmarks and strategic milestones, including social media traction, advance reservations, and influencer campaigns.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
All-you-can-eat Wagyu, Hot Pot, and Barbecue	All-you-can-eat Wagyu served through Japanese BBQ and shabu-shabu. Menu tiers range from value sets to premium Japanese A5	Asian fusion restaurants, Wagyu-focused dining concepts, and experiential all-you-can-eat restaurants, Hot Pot, BBQ Market
Self-Serve Buffet	Self-serve buffet offering Wagyu, seafood, lamb, vegetables, sauces, Asian-inspired sides, desserts, and carbs to complement the BBQ/hot pot experience and support full customization	Asian fusion hot pot/BBQ venues, buffet-style dining, and experiential casual dining
Curated Kitchen Dishes	Chef-driven hot dishes including sushi, small plates, and fusion items	Contemporary Asian/fusion restaurants
Event and Brand Activations	Private dining, nightlife-style dinner parties, and high-profile collaborations	Lifestyle-driven dining venues and corporate hospitality

Competition:

Miami Beach's competitive landscape includes:

- COTE
- NOVIKOV
- Gyu-kaku
- Shabu Works
- Shokudo
- Kura Sushi

Customer Base

- **Demographic:** Primarily 25–39-year-olds, followed by 21–24 and 40–64 age groups
- **Average Spend per Guest:** $39–$49+
- **Income Range in Target Area:** $75K–$125K core, with 100K–200K growing rapidly
- **Local Population:** 78.6K
- **Annual Tourist Visits:** 27.2M+
- **Business Migration:** 33.3% increase in new corporate HQs nearby (esp. tech and finance)

Customer Interests:

Affordable premium dining, trending restaurants, event spaces, Asian fusion cuisine, wagyu, seafood, AYCE/buffet-style concepts, social media appeal, and influencer visibility.

Supply Chain

As part of CCI, WAGYU FACTORY benefits from a vertically integrated supply model. CCI directly partners with ranches across Japan, Australia, and the U.S. to breed and raise Wagyu cattle, ensuring full quality control from farm to table. Additionally, the restaurant sources premium seafood from vetted local vendors, guaranteeing freshness and seasonal variety. This integrated approach supports consistent quality, pricing stability, and differentiated menu offerings.

Intellectual Property**

Application or Registration #	Title	Description	File Date	Grant Date	Country
7644559*	CHUBBY GROUP	Service Mark	July 2, 2024	January 7, 2025	United States
7766717*	CHUBBY GROUP	Service Mark	July 2, 2024	April 22, 2025	United States
7767369*	CHUBBY CLUB	Service Mark	July 16, 2024	April 22, 2025	United States

*CCI is the owner of this trademark.
**Pursuant to the Issuer's Operating Agreement dated December 13, 2024, CCI may make certain of its intellectual property available to the Issuer for use in the Issuer's business. Such use shall be non-exclusive, non-transferable, and limited to the Issuer's operations.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering; *provided, however*, the allocation of proceeds may vary from these estimates depending on numerous factors, including, without limitation, changes in business conditions, construction costs, and regulatory requirements. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	0%	$0	1.919%*	$23,699.65
Design/Development/ Construction Build-Out	100%	$75,000	98.081%	$1,211,300.35
Total	**100%**	**$75,000**	**100%**	**$1,235,000**

*The percentage allocated for the Intermediary fee if the Maximum Offering Amount is raised represents a blended rate based on the 0% hurdle on the first $200,000 raised in the Offering, 3% hurdle on any amounts raised exceeding $200,000.01 but not exceeding $500,000.00 in the Offering, and the 2% hurdle on amounts raised exceeding $500,000.01 in the Offering.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

- **Design / Development / Construction Build-Out**: Includes architectural design, interior construction, kitchen equipment, furniture, signage, and necessary permitting to open the Miami Beach location.

MANAGERS, OFFICERS, MANAGERS, AND KEY PERSONS

The managers, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chubby Cattle International, LLC	Manager of the Issuer	Manager of the Issuer	N/A
Haibin (Harby) Yang*	Chairman of CCI	Founding Partner of CCI - effective CEO to the holding company; Manager of CCI subsidiary entities (2016-present)	William F. Harrah College of Hospitality, University of Nevada, Las Vegas
Dawei (David) Zhao*	Managing Director of Finance and Technology of CCI	Founding Partner of Chubby Cattle International, LLC ("CCI") - effective CFO and Managing Partner to the holding company; Manager of CCI subsidiary entities (2016-present)	Wharton School University of Pennsylvania (W20)
Joyce Li*	Managing Director of Operations of CCI	Founding Partner and COO of Chubby Cattle International, LLC ("CCI"); Managing Partner to the holding company; oversees operations across CCI subsidiaries (2016-present)	William F. Harrah College of Hospitality, University of Nevada, Las Vegas

*The above listed individuals are the officers and key persons of CCI and perform similar functions in the Issuer.

Biographical Information

- Haibin started in the family hotel business at the age of 14 and graduated from Las Vegas Hospitality Management. He is also a Forbes 30 Under 30 honoree.
- Dawei is a graduate of the Wharton School of Business and the Managing Partner of Chubby Group and NXT Group. He is also a Forbes 30 Under 30 honoree
- Joyce is a graduate from Las Vegas Hospitality Management. After serving as a senior deputy manager at Caesar's, she now oversees operations in CCI.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's capital structure consists of membership interests, all of which are issued and outstanding (the "**Membership Interests**").

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding Capital Interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Par Value Per Unit	N/A
Voting Rights	1 vote per unit; CCI is the sole member of the Issuer and has 100% voting control
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more Units of Membership Interests which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has zero debt outstanding. The Issuer entered into a retail lease agreement dated December 19, 2024 for Suite 1A at 555 Washington Ave., Miami Beach, FL 33139. The lease term is 120 months commencing on the Commencement Date, which is defined as the earlier of (i) nine months following receipt of building permits for tenant improvements, or (ii) the date the Issuer begins conducting business at the leased premises. As of December 31, 2025, the Commencement Date had not yet occurred, as the Issuer was still in the tenant improvement construction phase. The base rent for the initial lease year will be $572,400 annually ($47,700 per month), with annual escalations of 3% thereafter. The landlord has provided a tenant improvement allowance of up to $2,623,500.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
CCI	100% of the Membership Interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of May 31, 2026, the Issuer had an aggregate of $127.65 in cash and cash equivalents, leaving the Issuer with approximately unlimited months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). For clarity, the Issuer was newly formed and currently does not have monthly losses, which is why our runway is, in a sense, infinite.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$0	100% of Membership Interests	General Working Capital	December 13, 2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- David Zhao is the Managing Partner of CCI, the Manager and 100% owner of the Issuer. In 2025, CCI contributed $110,000 in capital to the Issuer, which was used to cover design fees, drafting costs, and permit application expenses.
- As of December 31, 2025, the Issuer had a net balance of $2,676.67 due to related parties within the Chubby Group.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://nikux.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

NIKU X Miami, LLC d/b/a Wagyu Factory Miami
By: Chubby Cattle International, LLC, its Manager and member

/s/ David Zhao *David Zhao*
_____
(Signature)

David Zhao
_____
(Name)

Managing Partner
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Chubby Cattle International, LLC, its Manager and member

/s/ David Zhao *David Zhao*
_____
(Signature)

David Zhao
_____
(Name)

Managing Partner
_____
(Title)

June 3, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

NIKU X MIAMI, LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM INCEPTION (DECEMBER 13, 2024) TO DECEMBER 31, 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
NIKU X Miami, LLC
Miami Beach, Florida

We have reviewed the accompanying financial statements of NIKU X Miami, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, members' deficit, and cash flows for the year ending December 31, 2025, and for the period from Inception (December 13, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 28, 2026
Calabasas, CA 91302

NIKU X MIAMI, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	314	$	-
Total Current Assets		**314**		**-**
Property and Equipment, net		106,412		-
Total Assets	$	**106,726**	$	**-**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,677	$	-
Credit Cards		223		-
Total Current Liabilities		**2,900**		**-**
Total Liabilities		**2,900**		**-**
MEMBERS' EQUITY				
Members' Equity		103,826		-
Total Members' Equity		**103,826**		**-**
Total Liabilities and Members' Equity	$	**106,726**	$	**-**

See accompanying notes to financial statements.

NIKU X MIAMI, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

(USD $ in Dollars)	Year Ended December 31, 2025		For the Period from Inception (December 13, 2024) to December 31, 2024	
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross Profit/ (Loss)		**-**		**-**
Operating Expenses				
General and Administrative		11,174		-
Total Operating Expenses		**11,174**		**-**
Operating Loss		**(11,174)**		**-**
Interest Expense		-		-
Other Loss/(Income)		-		-
Loss Before Provision for Income Taxes		**(11,174)**		**-**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(11,174)**	$	**-**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception Date- December 13, 2024	$ -
Net income/(loss)	0
Balance—December 31, 2024	$ -
Members' Contribution	115,000
Net Loss	(11,174)
Balance—December 31, 2025	**$ 103,826**

See accompanying notes to financial statements.

NIKU X MIAMI, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

(USD $ in Dollars)	Year Ended December 31, 2025		For the Period from Inception (December 13, 2024) to December 31, 2024	
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(11,174)	$	-
Changes in Operating Assets and Liabilities:				
Accounts Payable		2,677		-
Credit Cards		223		-
Net Cash Used In Operating Activities		**(8,274)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(106,412)		-
Net Cash Used in Investing Activities		**(106,412)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' Contribution		115,000		-
Net Cash Provided by Financing Activities		**115,000**		**-**
Change in Cash		**314**		**-**
Cash —Beginning of The Year		-		-
Cash—End of The Year	$	**314**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statement

NIKU X MIAMI, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE
PERIOD FROM INCEPTION (DECEMBER 13, 2024) TO DECEMBER 31, 2024

1.   NATURE OF OPERATIONS

NIKU X Miami, LLC was formed on December 13, 2024 in the state of Florida. The financial statements of NIKU X Miami, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's headquarter is located at 555 Washington Avenue, Miami Beach, Florida, and is in the process of launching a high-end Japanese-style buffet restaurant under the NIKU X brand. The concept is known for its upscale dining experience, featuring premium offerings such as A5 Wagyu beef, king crab, and lobster. The Miami Beach location is expected to open in 2025 and will operate as part of the broader NIKU X restaurant group, known for its "unlimited" fine-dining format.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Leasehold Improvements	10 years

Construction in progress represents costs incurred for leasehold improvements not yet placed in service. These costs are capitalized and depreciation commences when the asset is substantially complete and available for its intended use. As of December 31, 2025, leasehold improvements were still under construction and accordingly, no depreciation has been recorded.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Leasehold Improvements	$ 106,412	$ -
Property and Equipment, at cost	**106,412**	**-**
Accumulated Depreciation	-	-
Property and Equipment, net	**$ 106,412**	**$ -**

Depreciation expense for the year ended December 31, 2025 was $0, as leasehold improvements were still under construction and not yet placed in service as of December 31, 2025.

4. EQUITY AND CAPITALIZATION

The ownership percentages of the members are as follows:

As of December 31, 2025	
Member's name	**Ownership percentage**
Chubby Cattle International LLC	100.0%
TOTAL	**100.0%**

The Company is managed by its designated Manager, Chubby Cattle International LLC, which holds full management authority. Members do not participate in day-to-day management.

Each member has voting rights in proportion to their ownership interest. Certain key decisions, such as approving distributions beyond ordinary profits or admitting new members, require majority member approval.

Membership interests are subject to transfer restrictions and cannot be sold or assigned without the Manager's consent. Transfers, if permitted, do not automatically grant the transferee full membership rights unless formally admitted.

Distributions of profits are made in accordance with ownership percentages, after accounting for tax obligations and company reserves. Returns of capital and other discretionary distributions may be subject to additional member approval.

Members have limited liability and are not personally responsible for the debts or obligations of the Company beyond their capital contributions.

5. CONTINGENCIES AND COMMITMENTS

Operating Lease Commitment

The Company entered into a retail lease agreement dated December 19, 2024 for Suite 1A at 555 Washington Ave., Miami Beach, Florida 33139. The lease term is 120 months commencing on the Commencement Date, which is defined as the earlier of (i) nine months following receipt of building permits for tenant improvements, or (ii) the date the Company begins conducting business at the leased premises.

As of December 31, 2025, the Commencement Date had not yet occurred, as the Company was still in the tenant improvement construction phase. Accordingly, no right-of-use asset or lease liability has been recognized in the financial statements. Leasehold improvement costs incurred to date are capitalized as Construction in Progress.

The base rent for the initial lease year will be $572,400 annually ($47,700 per month), with annual escalations of 3% thereafter. The landlord has provided a tenant improvement allowance of up to $2,623,500.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6.   RELATED PARTY TRANSACTIONS

The Company is a single-member LLC wholly owned by Chubby Cattle International LLC ("CCI"), a Nevada limited liability company, which is considered a related party under ASC 850. As of December 31, 2025, the Company had a net balance of $2,676.67 due to related parties within the Chubby Group, reflected within accounts payable on the balance sheet.

7.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We expect to incur substantial additional costs before achieving significant revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the 12 months following the issuance of these financial statements, the Company expects to obtain additional debt and/or equity financing as deemed necessary. There is no assurance that management will be able to raise capital on terms acceptable to the Company. If sufficient additional capital cannot be obtained, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

8.   SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NIKU X MIAMI, LLC D/B/A WAGYU FACTORY MIAMI

CROWD REVENUE NOTE PURCHASE AGREEMENT
SERIES 2026

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2026 Crowd Revenue Note holders, "**Investors**") of $[________] (the "**Principal**") on or about [Date of Agreement], NIKU X Miami, LLC d/b/a Wagyu Factory Miami, a Florida limited liability company (the "**Issuer**"), hereby issues to the Investor certain Notes (as defined below), subject to the terms set forth below. This Crowd Revenue Note Purchase Agreement (the "**Agreement**") and the Notes issued by the Issuer hereunder are being offered to Investors pursuant to the terms of that certain offering (the "**Offering**") under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Issuer with the SEC (the "**Form C**"). The minimum amount or target amount to be raised in the Offering is $75,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $1,235,000 (the "**Maximum Offering Amount**"). The Issuer is conducting this Offering through OpenDeal Portal LLC d/b/a Republic ("**Republic**"). Republic is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. Investors should carefully review the Form C, which is available on the web-platform of Republic at https://republic.com/wagyufactorymiami (the "**Deal Page**").

In consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

1. **PURCHASE AND SALE AND ISSUANCE OF THE NOTE**. Subject to the terms and conditions of this Agreement, the Issuer agrees to issue, sell and deliver to each Investor and each Investor agrees to purchase from the Issuer a note in the amount of the applicable Principal on the Closing Date and in the form attached hereto as Exhibit A (each, a "**Note**" and collectively, the "**Notes**"). The Notes may be repaid or prepaid in accordance with the provisions of Section 2 but once repaid and prepaid may not be reborrowed.

2. **NOTE REPAYMENT.**

a.   In consideration for the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Issuer agrees to commence the payment of Monthly Payments to the Paying Agent (for the benefit of the Investors) in arrears by the 5th business day after the close of each month, commencing with first full calendar month immediately following the final Closing Date in which the Issuer is open for business for the entirety of the month until the Issuer has paid 100% of the Total Payment to the Paying Agent (for the benefit of the Investors). Notwithstanding the foregoing, in the event that the Issuer is not open for business within 6 months following the Expected Opening Date due to circumstances within the Issuer's reasonable control, the Issuer agrees to commence the monthly prepayment of 1% of the Offering Amount, in arrears by the 5th business day after the close of each month, starting with the 6th month following the Expected Opening Date, until the Issuer is open for business and commences to make Monthly Payments. In the event the Issuer's board of directors or equivalent believes there is no commercially reasonable method to process the first Monthly Payment due, Monthly Payments may be delayed up to ninety (90) days without interest or penalty, provided the Issuer undertakes a good faith effort to secure assistance with facilitating the payments from qualified third parties.

b.   If the amount of a scheduled Monthly Payment exceeds the unpaid balance of the Total Payment, the Issuer shall pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment only.

c.   If the Monthly Revenue for any month is equal to or less than zero, no Monthly Payment will be due to the Investors for such month, except as otherwise provided in the last sentence of Section 2(a).

d.   The Issuer may, without penalty, prepay the Notes in whole or in part by making a prepayment to the Paying Agent (for the benefit of the Investors) in an amount of at least $5,000. Each Investor is entitled to receive its proportionate share of each such prepayment at the time of the next Monthly Payment (or the Maturity Date, if no payment is scheduled before the Maturity Date).

e.   For each tax year of the Issuer, in the event the Paying Agent determines that the aggregate payments made by the Issuer under this Agreement during such year is less than the amount that should have been paid based on the Issuer's revenues reported in its federal tax return for such year, the Issuer will pay a true-up amount as necessary to the Paying Agent (for the benefit of the Investors), and each Investor will receive its proportionate share of such payment.

f.   The Issuer and each Investor hereby authorize the Paying Agent to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Monthly Payments or other payments made to the Investors, and the unpaid balance of the Notes, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Issuer and the Investors.

g.   If, on the Maturity Date, the Investors have not received an aggregate amount of Monthly Payments and prepayments under this Agreement equal to the Total Payment, the Issuer shall, within 10 business days after the Maturity Date, pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment.

h.   If the Issuer's payment of any payment due hereunder is more than 10 business days late, except due to technical issues, bank processing delays, or other circumstances outside the Issuer's reasonable control, the Issuer shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Monthly Payment (or the Maturity Date if no payment is scheduled before the Maturity Date).

i.   Any payment received after 7:00 P.M. (U.S. Eastern Time) on a banking day by the Paying Agent is deemed received on the next banking day.

j.   All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees, expenses and other amounts due hereunder (excluding Monthly Payments), and second, toward the Total Payment; *provided* that after an Event of Default, payments will be applied to the Issuer's obligations as the Paying Agent determines in its sole discretion.

k.   Each Investor acknowledges and agrees that the Paying Agent is authorized to distribute to each Investor such Investor's proportionate share (in accordance with such Investor's Investor Proportion) of all payments made by the Issuer to the Paying Agent (for the benefit of the Investors).

l.   The Issuer may elect to prepay the Total Payment at any time without penalty.

3.   **DEFINED TERMS.**

a.   "**Closing Confirmation Notice**" means the notice to be provided to the Investors on or reasonably promptly after the Closing Date confirming that the proceeds of the Notes have been released from escrow to the Issuer.

b.   "**Closing Date**" means the date on which Republic instructs the Escrow Agent to release the Offering Amount from escrow to the Issuer, as specified in the Closing Confirmation Notice.

c.   "**Escrow Agent**" means BitGo Bank & Trust, National Association.

d.   "**Event of Default**" has the meaning set forth in <u>Section 8</u>.

e.   "**Expected Opening Date**" shall have the meaning set forth on the Issuer's subdomain on the Deal Page, as may be updated from time to time up to 5 business days prior to the Offering Deadline.

f.   "**Investor Proportion**" means, for each Investor, a fraction, the numerator of which is such Investor's Principal, and the denominator of which is the Offering Amount.

g.   "**Majority Consent**" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the Offering Amount represented by voting Investors. Any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such action and the Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent.

h.   "**Maturity Date**" means the earlier of (i) the date on which Investors have received in the aggregate the Total Payment, and (ii) the fifth (5th) anniversary of the final Closing Date.

i.   "**Monthly Payment**" means, for each applicable month, the payment by the Issuer to the Paying Agent (for the benefit of the Investors) in an amount equal to the Monthly Revenue for such month multiplied by the Revenue Share Percentage. Each Investor is entitled to a monthly payment in an amount equal to such Monthly Payment multiplied by the Investor Proportion.

j.   "**Monthly Revenue**" means with respect to each calendar month, the gross revenue of the Issuer calculated on a cash basis during such calendar month, excluding, for the avoidance of doubt, (i) any taxes or tips (as applicable), (ii) delivery service fees, third-party platform commissions, (iii) any revenue attributable to rebates, discounts, refunds, or chargebacks received in cash by the Issuer with respect to any prior expenses incurred by the Issuer, (iv) proceeds from debt or equity financings, (v) government grants or subsidies, and (vi) extraordinary or non-recurring revenue items.

        k.   "**Note**" has the meaning set forth in <u>Section 1</u>.

        l.   "**Notice of Acceptance**" means a written confirmation from the Issuer instructing Escrow Agent to close the Offering in an amount equal to the Offering Amount.

        m.   "**Offering Amount**" means the sum of the Principals of all Investors including any securities commission paid to Republic, which shall be specified in the Notice of Acceptance, which shall not be less than the Target Offering Amount or exceed the Maximum Offering Amount.

        n.   "**Offering Deadline**" means 11:59 P.M. (U.S. Pacific Time) on September 1, 2026 or as updated pursuant to <u>Section 5</u>.

        o.   "**Offering Materials**" means, collectively, all information and materials made available to the Investors on Republic, with respect to this Offering, including the Form C.

        p.   "**Paying Agent**" means the party identified by the Issuer, which such initial Paying Agent is the Issuer.

        q.   "**Principal**" means, for each Investor, the amount set forth in the Note.

        r.   "**Revenue Share Percentage**" means, assuming the Maximum Offering Amount is raised, Investors shall receive (i) 2% of each month's Monthly Revenue until the Investors have been paid, in the aggregate, an amount equal to $2,000,000 ("**Tier 1 Revenue Amount**") and (ii) once Investors have been paid the Tier 1 Revenue Amount, 1.5% of each month's Monthly Revenue until the Investors have been paid, in the aggregate, an additional amount equal to $1,500,000 (the "**Tier 2 Revenue Amount**") (collectively, the "**Revenue Share Percentage**"). If the Offering Amount raised is less than the Maximum Offering Amount, the Revenue Share Percentage means, Investors shall receive (i) the Tier 3 Revenue Share Percentage of each month's Monthly Revenue until the Investors have been paid, in the aggregate, an amount equal to the Tier 3 Revenue Amount and (ii) once Investors have been paid the Tier 3 Revenue Amount, the Tier 4 Revenue Share Percentage of each month's Monthly Revenue until the Investors have been paid, in the aggregate, an additional amount equal to the Tier 4 Revenue Amount.

        s.   "**SEC**" means the Securities and Exchange Commission.

        t.   "**Securities Act**" means the Securities Act of 1933, including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute.

        u.   "**Successful Offering**" means Republic's receipt of counterpart signature pages to this Agreement executed and delivered by the Investors providing for the purchase of Notes in an aggregate amount equal to at least the Target Offering Amount.

        v.   "**Tier 3 Revenue Amount**" means the product equal to the following: (i) the quotient (rounded down to two decimal places) of (x) the Offering Amount divided by (y) the Maximum Offering Amount and multiplied by (ii) the Tier 1 Revenue Amount.

        w.   "**Tier 3 Revenue Share Percentage**" means the percentage equal to following: (i) the quotient (rounded down to two decimal places) of (x) the Offering Amount divided by (y) the Maximum Offering Amount and multiplied by (ii) two percent (2%).

x. "**Tier 4 Revenue Amount**" means the product equal to the following: (i) the quotient (rounded down to two decimal places) of (x) the Offering Amount divided by (y) the Maximum Offering Amount and multiplied by (ii) the Tier 2 Revenue Amount.

y. "**Tier 4 Revenue Share Percentage**" means the percentage equal to following: (i) the quotient (rounded down to two decimal places) of (x) the Offering Amount divided by (y) the Maximum Offering Amount and multiplied by (ii) one and one-half percent (1.5%).

z. "**Total Payment**" means the Monthly Payments made to the Investors until the Investors have been paid an amount equal to, in the aggregate, and as applicable, the Tier 1 Revenue Amount, Tier 2 Revenue Amount, Tier 3 Revenue Amount, and/or Tier 4 Revenue Amount.

aa. "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the final Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer permanently ceases operations or temporarily ceases operations for more than sixty (60) days without a reasonable plan for resumption (or notifies Republic of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

4. **CONDITIONS PRECEDENT TO PURCHASE OF THE NOTES.** The obligation of each Investor to purchase its Note on the Closing Date is subject to satisfaction of the following conditions:

   a. A Successful Offering has occurred prior to the Offering Deadline;
   b. The applicable Principal shall have actually been received by the Escrow Agent from each Investor;
   c. The Offering Amount shall have actually been received by the Escrow Agent from the Investors;
   d. Republic shall have received this Agreement, duly executed and delivered by the Issuer (or its agent or designee, on its behalf);
   e. Republic shall have received such other agreements, instruments, documents and evidence that Republic deems necessary in its sole discretion in connection with this Offering; and
   f. The representations and warranties of the Issuer and Investors contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

5. **CERTAIN ACKNOWLEDGEMENTS.** Each of the Issuer and the Investors hereby acknowledges and agrees that:

   a. Prior to delivering the Notice of Acceptance, the Issuer has no obligation to enter into this Agreement.

   b. Upon the execution and delivery hereof by each Investor and the Issuer's release of its signature following the delivery of the Notice of Acceptance, this Agreement shall become binding. For the avoidance of doubt, the Issuer shall have no obligations hereunder if the Closing Date does not occur.

   c. If the Successful Offering has not occurred prior to the Offering Deadline, the Issuer may extend the Offering Deadline with the consent of Republic by providing Investors 5 business days to reconfirm their investment to purchase in a manner prescribed by Republic. If the Issuer declines to extend the Offering Deadline, or if the Successful Offering has not occurred prior to the extended Offering

Deadline, the applicable Principal shall be returned to each Investor and all obligations of the parties under this Agreement shall terminate.

d. If a Successful Offering has occurred prior to the Offering Deadline, the Issuer may deliver the Notice of Acceptance at any time on or after (but not prior to) the date of such Successful Offering and accelerate the Offering Deadline to an earlier date with the consent of Republic by providing the Investors at least 5 business days' notice in a manner prescribed by Republic; provided that the Offering Deadline is at least 21 days after the first day that the Offering is made available on Republic.

6. **REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS AND COVENANTS OF THE ISSUER.** As of the Closing Date, the Issuer hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Investors as follows:

a. The Issuer is duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation or incorporation with full power to enter into this Agreement and execute all documents required hereunder.

b. The information provided by the Issuer on Republic, including the Offering Materials, is accurate in every material respect. Between the last date covered by any such information and the Closing Date, there has been no material adverse change in the financial condition or business of the Issuer. All information that has been and will be made available to Republic or the Investors by the Issuer or any of its affiliates or representatives is and will be complete and correct in every material respect and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect.

c. The Issuer has properly completed and filed all required filings with the SEC, and all information provided by the Issuer therein is accurate in every material respect. Further, the Issuer shall comply with all reporting obligations required pursuant to the Securities Act or any other applicable federal and state laws.

d. The making, execution, delivery and performance of this Agreement by the Issuer has been duly authorized and approved by all requisite action of the Issuer, and this Agreement has been duly executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms.

e. To the Issuer's knowledge, there is no pending or threatened litigation, action, proceeding or investigation against or affecting the Issuer or any of its members that could reasonably be expected to result, either separately or in the aggregate, in any material adverse change in the financial condition or business of Issuer.

f. Neither the execution and delivery of this Agreement by the Issuer nor the Issuer's performance of its obligations hereunder will (i) cause the Issuer to become inadequately capitalized or preclude the Issuer from being able to obtain additional loans, (ii) result in a material violation or breach of, or constitute a material default under, or accelerate the performance required under, any of the terms or provisions of its governing documents or any material contract or instrument to which the Issuer is a party or is otherwise bound, or (iii) constitute a material violation of any law, ruling, regulation, order, injunction or settlement agreement to which the Issuer or any of its property or assets is subject.

g. The proceeds of the Notes shall be used solely for the purposes stated in the Offering Materials. The Issuer shall not engage in any line of business substantially different from the primary line of business carried on by it on the Closing Date and any business reasonably complementary or ancillary thereto.

h.   The Issuer acknowledges that any legal counsel for an Investor is legal counsel solely for such Investor regarding the Offering and not for the Issuer, and the Issuer has had the opportunity to have its own legal counsel, accountant or any other advisor review this Agreement (and related materials) before signing.

i.   The Issuer shall not declare or make any distribution of cash or other assets to any beneficial owners of the Issuer's equity securities or any affiliates, unless no Event of Default exists or would result therefrom.

7.   REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS AND COVENANTS OF THE INVESTORS. Each Investor (with respect to itself only), as of the date such Investor executes this Agreement and as of the Closing Date, hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Issuer and each member, manager, officer, and agent of the Issuer as follows:

a.   <u>Risk Factors</u>. The Investor has carefully read and fully understands the risks involved with purchasing a Note, including, without limitation, the risks identified in the Offering Materials. The Investor understands that there is no guarantee of any investment return. The Investor is aware that the purchase of a Note is a speculative investment inherently involving a degree of risk and that there is no guarantee that the Investor will realize any gain from the Offering. The Investor (i) acknowledges that there are restrictions on his or her ability to cancel an investment commitment and obtain a return of the investment at any time, (ii) understands that that it may be difficult to resell securities acquired in this Offering, (iii) is able to be party to this Agreement until the Maturity Date, and (iv) is able to afford a complete loss of its Principal. The Investor acknowledges and accepts that part or all of the Principal may be lost with no further recourse to the Issuer or Republic.

b.   <u>Evaluation of Risk</u>. The Investor has the requisite knowledge to assess the relative merits and risks of the Offering, or has relied upon the advice of the Investor's professional advisers in regards to the Offering. The Investor acknowledges that the Issuer has made available sufficient opportunity to ask questions of and receive answers from the Issuer concerning the Offering through Republic. The Investor further acknowledges that it has received to its satisfaction such information as requested by the Investor. The Investor is aware of and understands: (i) that no governmental authority has passed upon this Agreement or made any findings or determinations as to the fairness of the Notes; (ii) that there are substantial risks of loss of investment incidental to the Notes, including but not limited to those summarized in the Offering Materials; (iii) that no independent counsel has been engaged by the Issuer or Republic to represent the Investor; and (iv) the limited transferability of this Agreement.

c.   <u>No Advice</u>. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement or the Notes.

d.   <u>Tax Laws</u>. No assurances are or have been made regarding any tax advantages which may inure to the benefit of the Investor, nor has any assurance been made that existing tax laws and regulations will not be modified in the future, thus denying to the Investor all or a portion of the tax benefits which may presently appear to be available under existing tax laws and regulations.

e. <u>Own Account</u>. The Investor is purchasing a Note for its own account for investment only and with no intention of assigning its rights under this Agreement or making any arrangement or understanding with any other persons regarding participation in the Offering.

f. <u>No Registration; No Resale</u>. The Investor understands that this Agreement has not been registered under the Securities Act by reason of the exemption under Section 4(a)(6) thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("**Transfer**") its interests under this Agreement and the applicable Note during the one-year period beginning when this Agreement is issued, other than: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Issuer will not be required to permit or recognize any Transfer of this Agreement, the applicable Note or any interest herein at any particular time, or with the passage of time. The Issuer is under no obligation to register or to perfect any exemption for resale of this Agreement under the Securities Act or the securities laws of any state or any other jurisdiction.

g. <u>Regulatory Transfer</u>. The Investor represents that, to its knowledge as of the date the Investor executes this Agreement, the Investor is not aware of any laws, regulations or similar considerations that would prohibit its participation in this Agreement or the applicable Note. Notwithstanding anything to the contrary in this Agreement, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in this Agreement or the applicable Note, the Investor understands and agrees that the Issuer may require the Investor to Transfer its interests under this Agreement and the applicable Note to the Issuer (such Transfer, a "**Regulatory Transfer**"), in an amount equal to the unpaid balance of the Principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor agrees and consents that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of this <u>Section 7(g)</u>.

h. <u>Complete Information</u>. All information provided by the Investor to the Issuer in connection with the Offering, including status, financial position, and knowledge and experience of financial and business matters is correct and complete as of the date hereof, and in the event there is any change in such information before the Notes are issued by the Issuer, the Investor will immediately provide the Issuer with such information.

i. <u>Investment Limitations</u>; <u>Ability to Bear Economic Risk</u>. The Investor has reviewed, understands and is fully compliant with the annual investment limits under Section 4(a)(6) of the Securities Act as it applies to the Investor. The overall commitment of the Investor to investments that are not readily marketable is not excessive in view of the Investor's net worth, financial circumstances, and this Agreement will not cause such commitment to become excessive. The Investor is able to bear the economic risk of its investment in a Note.

j. <u>Reliance by Issuer</u>. The Investor understands that the Issuer is relying on the truth and accuracy of the representations, declarations and warranties made by the Investor in this <u>Section 7</u> in offering a Note to the Investor and in relying upon applicable exemptions available under the Securities Act and applicable state securities laws.

k. <u>Advice of Counsel</u>. The Investor acknowledges that any legal counsel for the Issuer is legal counsel solely for the Issuer regarding the Offering and not for the Investor, and the Investor has had the opportunity to have its own legal counsel review this Agreement (and related materials) before signing this Agreement. The Investor further acknowledges that any accounting firm for the Issuer is the accounting firm solely for the Issuer and not for the Investor, and the Investor has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

l. <u>Further Assurances</u>. The Investor shall execute any further documents reasonably requested by the Issuer in connection with this Agreement.

8. <u>EVENTS OF DEFAULT.</u>

a. *Event of Default*. Each of the following shall constitute an "**Event of Default**":

i. The Issuer's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days.

ii. The Issuer's failure to comply with any of its reporting obligations owed to Paying Agent and such failure continues for ten (10) business days.

iii. The Issuer's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days.

iv. Voluntary commencement by the Issuer of any proceedings to have itself adjudicated as bankrupt.

v. The entry of an order or decree under any bankruptcy law that adjudicates the Issuer as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

vi. The entry of any final judgment against the Issuer for an amount in excess of $250,000, if undischarged, unbonded, undismissed or not appealed within forty-five (45) days after such entry.

vii. The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Issuer, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt.

viii. Any representation or warranty made by the Issuer under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this <u>Section 8(viii)</u> if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Issuer becoming aware of the issue and being given written notice of the issue by Paying Agent.

ix. The occurrence of a Trigger Event.

b. *Remedies*. If any Event of Default occurs and Paying Agent provides written notice of acceleration of the Notes to the Issuer, the Issuer shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable), which cure period shall commence upon the Issuer's receipt of such written notice. If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Total Payment shall become immediately due and payable by the Issuer to the Investors, and Paying Agent may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Paying Agent may extend such 30-day period by such number of additional days as Paying Agent determines reasonably necessary to allow the Issuer to cure such Event of Default.

9. **INDEMNIFICATION**.

a. Each Investor agrees to indemnify and hold harmless the Issuer, its officers, managers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of the Issuer, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by such Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by such Investor herein or in any other document provided by such Investor to the Issuer. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this <u>Section 9</u> shall survive the acceptance of this Agreement.

b. The parties acknowledge that Republic is not a party to this Agreement and shall not be held responsible for any violation thereof. The parties agree, jointly and severally, to indemnify and hold harmless Republic, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of Republic, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) that Republic may incur by reason of the failure of any party to this Agreement to fulfill its obligations set forth herein.

10. **MISCELLANEOUS.**

a. *Federal Income Tax Treatmen*t. The parties have determined that this Agreement shall be treated as a contingent payment debt instrument for U.S. federal income tax purposes as of the Closing Date. Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement as a debt instrument on the parties' respective federal income tax returns.

b. *Irrevocable Nature of Purchase of Note.* Each Investor hereby acknowledges and agrees that (a) the purchase of a Note by such Investor is irrevocable and such Investor is not entitled to cancel, terminate or revoke this Agreement or any of the representations, warranties, covenants or agreements made by such Investor in this Agreement, and (b) this Agreement and the representations, warranties, covenants and agreements made by such Investor in this Agreement shall survive the bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, liquidation or dissolution of such Investor.

c. *No Ownership.* Nothing herein shall be construed as granting any Investor any right or authority to participate in the ownership, management or control of the Issuer.

d. *Notices.* All notices and other communications hereunder between the parties shall be delivered as follows with notice deemed given as indicated: (i) via Paying Agent's message center available through each party's account with the Paying Agent, in accordance with Paying Agent's policies; (ii) by email to Investor's email address set forth on the signature page hereto (provided, however, if the sender receives an automatically generated notification that such email was not delivered, such attempted email notice shall be ineffective and deemed to not have been given); or (iii) by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the Investor's address provided to the Issuer at the address set forth on the signature page of this Agreement, or such other place as the Investor or the Issuer from time to time designate in writing. All communications by an Investor following the Closing Date shall be managed by and through the Paying Agent, and each Investor understands and accepts the limitations set forth herein.

e. *Independent Advice.* EACH INVESTOR IS HEREBY ADVISED TO OBTAIN INDEPENDENT LEGAL AND TAX COUNSEL WITH RESPECT TO ISSUES WHICH MAY ARISE

IN CONNECTION WITH LEGAL MATTERS CONCERNING THE ISSUER OR THIS AGREEMENT OR THE NOTES.

   f.   *Entire Agreement and Amendments*. This Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors and with the prior written consent of Paying Agent. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them. Notwithstanding the foregoing, Paying Agent is authorized to correct obvious clerical errors in this Agreement without notice to either parties; although Paying Agent is not obligated to identify or correct such errors.

   g.   *Survival*. Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the representations and warranties made under Section 6 and Section 7 and the provisions of Section 9 and Section 10, shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment of the Notes, or the payment and satisfaction in full of the Issuer's other obligations hereunder.

   h.   *Severability*. If any part of this Agreement is declared unenforceable or invalid, the remainder will continue to be valid and enforceable.

   i.   *Successors and Assigns*. The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; *provided* that (i) the rights and obligations of the Investors under this Agreement may only be assigned with the prior written consent of the Issuer, which may be withheld in its sole discretion, and (ii) any attempted assignment in violation of this provision shall be null and void.

   j.   *Governing Law*. This Agreement will be governed by and construed in accordance with the laws of the State of Florida, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in Miami, FL, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein. The Investor irrevocably waives any and all right to trial by jury with respect to any legal proceeding arising out of the transactions contemplated by this Agreement.

   k.   *Counterparts*. This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, and all of which shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

   l.   *Interpretation*. In the interpretation of this Agreement, except where the context otherwise requires, (a) "including" or "include" does not denote or imply any limitation, (b) "or" has the inclusive meaning "and/or," (c) "$" refers to U.S. dollars, (d) the singular includes the plural, and vice versa, and each gender includes each other gender, (e) captions or headings are only for reference and are not to be considered in interpreting this Agreement, (f) "Section" refers to a section of this Agreement, unless otherwise stated in this Agreement, (g) "Exhibit" refers to an exhibit to this Agreement (which is incorporated by reference), unless otherwise stated in this Agreement, (h) all references to times are times in Miami, FL, and (i) "day" refers to a calendar day unless expressly identified as a business day.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered.

ISSUER:

NIKU X MIAMI, LLC D/B/A WAGYU FACTORY MIAMI
By: Chubby Cattle International, LLC, its Manager and member

By: _____
Name: David Zhao
Title: Managing Partner

Address: 555 Washington Ave. Suite 1A
           Miami Beach, FL 33139

Email: david@chubbygroup.com

INVESTOR:

By: _____
Name:
Title:
Address:
Email:

EXHIBIT A
Form of Note

Principal: $[_____]   [DATE]

FOR VALUE RECEIVED, NIKU X Miami, LLC d/b/a Wagyu Factory Miami, a Florida limited liability company (the "**Issuer**"), promises to pay to the order of **[INVESTOR]** ("**Payee**"), the Total Payment in accordance with, and on the dates specified in, that certain Note Purchase Agreement ("**Note Purchase Agreement**"), dated as of **[DATE]**, by and among the Issuer, Payee, and the other Investors thereto. Capitalized terms used but not otherwise defined in this Note (this "**Note**") have the meanings given such terms in the Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Issuer is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note (the "Maximum Rate"). If the interest collected exceeds the Maximum Rate, the excess amount shall be applied to reduce the principal amount outstanding or shall be refunded to the Issuer, at the Issuer's option.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Issuer and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder, provided that such fees and costs are actually incurred and documented.

The Issuer and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN MIAMI, FL AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF FLORIDA (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

NIKU X MIAMI, LLC D/B/A WAGYU FACTORY MIAMI
By: Chubby Cattle International, LLC, its Manager and member

By: _____
Name: David Zhao
Title: Managing Partner

EXHIBIT C

Custody Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. Custodian. Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. Wallet Software and Non-Custodial Wallet Service.

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. Fiat Services.

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i. Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii. Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i. Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii. Custodian will provide Client with a confirmation of the pending transfer.

    iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv. If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General.
The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4.   Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

   i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

   ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

   iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

   iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5.   Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6.   Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7.   Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8.   Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1.   Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2.   Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3.   Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1.   Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i.   Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii.   Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii.   Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv.   Custodian service partners are unable to support Client's use;

    v.   Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi.   Client fails to pay fees for a period of 90 days; or

    vii.   Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1.   By Client. Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2.   By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3.   Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1.   Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   <mark>**[CLIENT NAME]**</mark>

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place   _____
Suite 101
Sioux Falls, SD 57108   _____
Attn: Legal
Email: legal@bitgo.com   _____

                                       Attn:

                                       Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I.   **<u>Expanded Definition of Services</u>.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II.   **<u>Fees</u>.** The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	$_____
MMI wallets (exclusive of NFT holdings)	
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

---

[1]   For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I.   <u>**MMI SERVICES**</u>: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   <u>**NFT SERVICES**</u>: See https://www.bitgo.com/legal/nft-service-terms

III.   <u>**STAKING SERVICES**</u>: See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

VT2023.0

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   Acceptance.   The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   Revocation.   The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest.   The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6. <u>Instructions From the Beneficial Owner</u>. Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; <u>provided</u>, <u>however</u>, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument <u>provided</u>, <u>further</u>, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall <u>not</u> do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7. <u>Signatures Required</u>. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8. <u>Indemnification</u>. The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; <u>provided</u>, <u>however</u>, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9. <u>Binding Effect</u>. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Business Plan

CHUBBY GROUP

WAGYU FACTORY

B B Q & H O T P O T

New Fusion Wagyu BBQ & Hot Pot All-You-Can-Eat

555 Washington Ave, Miami Beach, Florida 33139

www.wagyufactory.com

www.chubbygroup.com





TABLE OF CONTENTS



01

COMPANY OVERVIEW

WAGYU FACTORY
BBQ & HOTPOT

Chubby Group is a U.S.-based restaurant and hospitality company with a vertically integrated ecosystem spanning **Chubby Supply** (supply chain operations), **Chubby Center** (brand design and full-chain services), **Chubby Media** (marketing and communications), and the **Chubby Club App** (loyalty program).

Supporting **25+** Asian-inspired restaurant and retail brands, the Group delivers end-to-end solutions in sourcing, branding, marketing, and customer engagement—expanding a multi-concept dining empire built around exclusive rewards and elevated experiences.

45+	60+	120+
Opened Locations	**Locations by 2025**	**Locations by 2026**

OPEN NOW

COMING SOON



HARBY YANG

Founding Partner & CEO, Forbes 30 Under 30 Alumni Harby has transformed hot pot in the United States to a distinctive dining experience. Harby has received critical acclaim for pairing innovative technology with fine dining to create specially curated experiences for everyone who steps foot in the door.

DAVID ZHAO

Founding Partner.A Forbes 30 Under 30 honoree and Wharton graduate, David is a lifelong entrepreneur focused on revolutionizing the global food and beverage industry through innovation and integration. He founded NXTFactor at 13, specializing in Asian hospitality branding and technology build-outs, experience that now powers Chubby Group's worldwide expansion as a next-generation F&B platform redefining how brands, technology, and consumers connect.

JOYCE LI

Founding Partner & COO, a graduate of UNLV with a Bachelor's in Hospitality Management, brings over a decade of experience as a restaurateur. She drives the front-line success of both existing and upcoming Chubby Group restaurants.



VIEW VIDEO →

https://youtu.be/imYcJhz91lY?si=vTBEQu-InMhueNYW





























































CHUBBY GROUP

Chubby CATTLE 牛武士 | THE X POT | NIKU | WAGYU HOUSE | CHUBBY RESERVE | Chubby Curry カレー

Chubby Skewers | 和達人 WAGYU MASTER | CHUBBY NORI | CHUBBY DON 極牛屋 | YUMIYAKI 寿喜屋 | WAGYU FACTORY BBQ & HOT POT | CHUBBY SUPPLY

CHUBBY TEA 武士的茶 | CHUBBY DUMPLINGS | Mr.Chubby | CHUBBY CATTLE | XITA LAOTAITAI 西塔老太太 | CHUBBY BOX | Chubby Foods

CHUBBY BOWLS WAGYU BEEF STIR-FRY | MIKIYA WAGYU SHABU HOUSE | CHUBBY MEDIA | Chubby TAN | Chubby Center BRAND DESIGN | 恰比活鲜 CHUBBY MART HOT POT | CHUBBY WORLD フードコート

THE JOURNEY SO FAR - U.S.

2015
- Haibin & David meet working at Little Lamb, an hot pot restaurant, leading an effort to target non-Asian customers

August 2016
- Haibin & David partner to break ground on the very first Chubby Cattle location in Las Vegas

November 2018
- Building off the success of their first joint hot pot restaurant venture, David and Haibin open a Chubby Cattle location in Denver

2019
- Chubby Cattle's third location opens in Philadelphia
- CG takes a 50% equity position in NXTFactor, a hospitality-specialized marketing firm delivering digital solutions

2020
- COVID impacts Chubby Group's supply chain, leading to CG's investment in Chubby Supply, a 10,000 acre ranch spanning across Oregon and California with over 5,000 F1 Wagyu cattle
- The X Pot Las Vegas in the Venetian Resort opens

2021
- The Chubby Group team capitalizes on the success of its first fine dining establishment and opens two more The X Pot locations in Chicago and Los Angeles.

December 2022
- NIKU X a high-end Wagyu yakiniku restaurant in downtown Los Angeles, gained Michelin recognition within just 4 months of opening.

April 2023
- Mikiya Shabu House & Chubby Cattle, as the first all-you-can-eat Wagyu hot pot and barbecue in Southern California, opened with over 100 waitlist within the first 10 minutes."

March 2023
- Chubby Cattle NFT, the first NFT applied in the restaurant industry, officially launches, offering membership benefits from priority reservations to lifetime tasting menu access.

December 2023
- The first Chubby Cattle Wagyu BBQ all you can eat opens in Monterey Park.
- The first Chubby Bowls launches on delivery platforms in Philadelphia, offering Wagyu pho.
- Chubby Curry ,the first Japanese Wagyu curry restaurant in the US, opens in Beverly Hills.

January 2024
- Yumiyaki Sukiyaki House, the first Kansai-style sukiyaki Wagyu all you can eat in Los Angeles, opens.
- The first Chubby Cattle Shabu opens in Duluth, Atlanta.

April 2024
- Chubby Cattle BBQ 3rd location opens as the flagship store, introducing the first bubble tea brand Chubby Tea.
- Chubby Foods retail product line launches in offline supermarkets and supports nationwide shipping via the online store.

September 2024
- Wagyu House Atlanta has officially opened its largest location yet, featuring a vibrant rooftop setting and a lively bar for an elevated dining experience.

May 2024
- The Chubby Group membership app, Chubby Club, designed for all its brands, launches.The plan is to open 50 new branches in 2024.

December 2024
- By December 2024, Chubby Cattle has opened six locations, with the fourth, fifth, and sixth opening in Las Vegas, Chicago, and LA Little Tokyo.
- By December 2024, Mikiya has opened nine locations, with branches in Honolulu, Houston, Flushing New York, Manhattan, Boston, and more.

2025
- **50+ new locations are set to open in 2025.**

MANAGEMENT TEAM



TIM NGUYEN
CFO

A seasoned finance leader and CPA with 11+ years of experience across public, private, and PE-backed firms. He specializes in consolidations, GAAP/IFRS reporting, ERP systems, and audit readiness, with a focus on building scalable financial operations that drive efficiency and growth.



ALEX LI
COO OF CHUBBY SUPPLY

A graduate of the Hong Kong College of Business, Alex has over 10 years of F&B experience, including 8+ years in supply chain management, optimizing procurement, logistics, and vendor partnerships to drive quality and efficiency.

HARVEY REN
CBO

Master of Science in Analytics from the Georgia Institute of Technology and is a certified data architect. He specializes in data strategy, analytics, and visualization, helping organizations turn data into actionable insights through clear and effective solutions.



APRIL LI
CMO

A graduate of Johns Hopkins University with a master's degree in Public Relations and Media, April is an entrepreneur with over five years of experience in social media and content creation, including three years specializing in restaurant marketing.



PHILLIP LE
CTO

Leveraging his tech and automation background to enhance customer loyalty and streamline operations in the restaurant industry. He focuses on creating innovative, data-driven systems that strengthen relationships and elevate the guest experience.



MANCY GAO
CAO & HR AFFAIRS

Earned a master degrees from Johns Hopkins University. With over 5 years of experience at the corporate executive level, Joined the Group in 2022, focusing on multiple concept operating, recruiting, and training.



JOKER TIAN
COO OF CHUBBY CATTLE BBQ

Has been with the group for 2 years and possesses over 8 years of experience as a restaurant manager. Involved in various aspects of pre-opening preparations and initial operations across multiple brands within the group, achieving significant results.







JOE ZHOU
COO OF CHUBBY SKEWERS

A graduate of the University of Nevada, Las Vegas, with a degree in Hospitality Management, he joined Chubby Group in 2018 and has since gained extensive experience across various restaurant concepts, contributing to the group's continued growth and operational excellence.





JAY SHIN
COO OF NIKU X

With a deep passion for the global hospitality industry, she has worked across local F&B establishments and luxury resorts such as The Venetian/Palazzo and The Cosmopolitan Las Vegas. Since joining Chubby Group in 2018, she has continued to elevate brand standards and drive the group's long-term vision.

MATTHEW LEE
EASTERN REGIONAL OPERATIONS DIRECTOR

A highly successful hospitality professional, recognized for his leadership and management in launching and operating multiple successful restaurants under Chubby Group, as one of the company's original core team members.



OCTAVIO LUNA
DIRECTOR OF BEVERAGE

An industry professional with extensive experience in high-end dining and beverage management. A graduate of the University of Nevada, Las Vegas, with a degree in Criminal Justice and a minor in Business, he brings strong expertise in wine programs and restaurant operations.



DE SHUN
DIRECTOR OF DESIGN & CONSTRUCTION

With over 25 years in the hospitality industry, De Shun has led diverse, high-profile developments throughout the country. His multidisciplinary background spanning design, project management, and strategic development have drives both creative innovation and operational excellence.



TIFFANEY YANG
LEGAL OPERATIONS & BUSINESS STRATEGY DIRECTOR

B.S. in Economics from the University of Pennsylvania's Wharton School, where she concentrated in Legal Studies & Business Ethics and Entrepreneurship & Innovation. She has professional experience at an intellectual property and business litigation law firm and is deeply engaged in exploring the intersections of law and innovation.

YIQIAO SHEN
FINANCIAL/ ADMINISTRATIVE DIRECTOR

A graduate of the University of Nevada, Las Vegas, with a degree in Hospitality Management. Joined the team in 2018, have gained experience in various restaurants concept with Chubby Group



IN THE PRESS


EATER
essential
Forbes
PBS
No Passport Required: Las Vegas
with
Marcus Samuelsson
FOOD&WINE
Andrew Zimmern Visits Chubby Cattle, Las Vegas' Conveyor Belt Hotpot Hotspot
thrillist
Acquired Taste
Tim Chantarangsu and Ryan Higa Try Duck Flipper / Acquired Taste
Gayot.com
EATER
Look Inside Chinatown's New Hot Pot Spot, Chubby Cattle
The Inquirer
15 new restaurants coming up, and would you believe beef delivered by conveyor belt?
FOX NEWS

Chubby Group's portfolio of brands have earned recognition and praise from 300+ major media outlets for their outstanding accomplishments.


EATER
LOS ANGELES
These Two
California
Los Angeles Times
Michelin adds six restaurants to its California guide — and three of them
MICHELIN GUIDE
Niku X
MICHELIN Guide's Point Of View
Facilities & Services

NIKU X attained Michelin Guide recognition within a mere two months, garnering substantial media attention.







































02

WAGYU FACTORY

WAGYU FACTORY
BBQ & HOTPOT

CONCEPT - ABOUT WAGYU FACTORY

"The perfect blend of hot pot and BBQ with our premium fusion Wagyu feast!"

- Premium Quality Wagyu: We serve authentic Japanese Wagyu, along with top-grade Australian and American Wagyu, all carefully selected for peak freshness and flavor.

- 3-in-1 Hot Pot with Grill: Combines hot pot, grill pan, and grill bet in a single unit for a versatile dining experience.

- Fusion Delights: Priced at $39-$49, our diverse menu brings together bold Asian fusion BBQ, comforting hot pot, and a wide selection of flavorful fusion dishes.

- All-You-Can-Eat: Indulge in endless servings of Wagyu BBQ and hot pot, with a wide variety of meats, vegetables, and sides to choose from.

- Stylish Ambiance: Dine in a minimalist industrial setting that offers a modern and comfortable atmosphere.



OUR PAGE →

https://www.instagram.com/chubbycattlebbq/

CHUBBY CLUB MEMBERSHIPS

Step into a world of fine dining and real rewards

Explore our restaurants, earn points with every visit, and unlock exclusive perks as you level up. Welcome to the Club.

How it works:

- Sign up once — you're in.
- Discover nearby restaurants with our interactive map.
- Explore menus and curated offerings at each location.
- Earn points for every dollar you spend.
- Redeem for free items, discounts, gifts & more.
- Level up your tier to access VIP perks like free drinks, concierge service, and visit discounts. Tiers reset every 12 months.

CHUBBY CLUB

Dine. Earn. Redeem.

DOWNLOAD THE CHUBBY CLUB APP TO EARN REWARDS AND ENJOY EXCLUSIVE PERKS ACROSS ALL CHUBBY GROUP CONCEPTS WORLDWIDE.

SUPERCHARGE YOUR MEMBERSHIP STARTING AT **$28/YEAR**

VIP STATUS
GOLD

CHUBBY CLUB PLUS +

$58.00 /YEAR

MEMBERSHIP PRICING/PERKS AT ALL LOCATIONS

ONE FREE CHUBBY TEA PER MONTH **

PARTY BOOST (WITH STATUS)

2X POINT EARNING MULTIPLIER

3,000 ANNUAL POINT CREDITS (250/MONTH)

3,000 BIRTHDAY POINTS

PRICING FOR UP TO 2 GUESTS

Best Value!

* Perks are subject to change without notice, and may be unavailable at certain locations during launch.
** Pick up only at featured Chubby Tea location.

CHUBBY CLUB ONE [-]

$28.00 /YEAR

MEMBERSHIP PRICING/PERKS AT ONE CONCEPT

3,000 BIRTHDAY POINTS*

PRICING FOR UP TO 2 GUESTS

* Redeemable only at your ONE concept of choice.

NON-TRANSFERABLE




chubbygroup.com

chubbyclub.com

C3 CHUBBY CLUB

FREE TO JOIN

JOIN NOW

Target Market

Young Adults and Middle-Aged Families

- Young Adults (18-35 years): These individuals are likely to seek trendy dining experiences, enjoy trying new foods, and are active on social media.
- Middle-Aged Adults (35-55 years): Often families who want to treat their children to a special dining experience without worrying about high costs. Large groups and extended families seeking a place where everyone can find something they love.

Affordable Experience Seekers

We aim to make our dining experience accessible to everyone, from budget-conscious diners to those willing to splurge on premium meals. Our tiered pricing ensures that both affordable options and premium experiences are available. We bridge the gap between luxury and accessibility, providing high-quality Wagyu beef at prices that everyone can afford.

Worldwide Food Lovers

Our menu, highlighting the irresistible All-You-Can-Eat Wagyu, captivates food lovers from around the globe. It appeals to those who savor the rich flavors of BBQ and hotpot, as well as those who appreciate a fusion of traditional tastes with gourmet touches. This versatility enables us to cater to our diverse customer base, ensuring that everyone can discover something they love at Wagyu Factory.



DUAL COMBO TRIPLE-USE POT

Our exclusive patented pot that offers 6 versatile cooking modes to satisfy every culinary craving.



01-Hotpot and Grill Pan Combo



02-Hotpot and Grill Net Combo



03-Double Hotpot Combo



04-Grill Net and Grill Pan Combo



05- Double Grill Net Combo



06- Double Grill Pan Combo

OUR MENU

WAGYU FACTORY
BBQ & HOTPOT 口和牛工厂

$35


AFFORDABLE PRICES
$

$49

"Why Choose When You Can Have It All?"

Join us at Wagyu Factory for a unique dining experience that combines exceptional flavor with great value. Whether you're celebrating a special occasion or simply enjoying a meal out, Wagyu Factory is the perfect destination.

We offer all-you-can-eat menus priced at $39 and $49 per person, allowing guests to enjoy both barbecue and hot pot without having to choose. Our self-serve station features a rotating selection of flavorful fusion dishes, adding even more variety to your dining experience.



AYCE BBQ Experience

PREMIUM WAGYU ENDLESS PLATES

At Wagyu Factory, we believe everyone deserves to enjoy the world's finest beef—without breaking the bank. That's why our All-You-Can-Eat Wagyu BBQ offers premium cuts, unbeatable value, and an unforgettable grill-your-own experience.

All-You-Can-Eat Wagyu BBQ:
From the delicate marbling of A5 Wagyu imported from Japan to the bold flavors of American Wagyu and the balanced richness of Australian Wagyu, we serve a curated global selection that's rare to find—especially at all-you-can-eat prices.

Premium Quality, Unmatched Value:
Savor top-grade meats, fresh seafood, and crisp vegetables—all ready for the grill. Whether you're celebrating or just craving quality, Wagyu Factory delivers luxury without limits.

It's not just BBQ—it's a world-class Wagyu experience, made accessible. Welcome to Wagyu Factory.





WAGYU FACTORY
BBQ & HOTPOT 和牛工厂

AYCE HOT POT Experience

WAGYU FACTORY
BBQ & HOTPOT 口和牛工厂

PREMIUM WAGYU, FRESH BROTH, UNLIMITED FLAVOR

At Wagyu Factory, we believe hot pot should be more than just a meal — it should be a moment of warmth, richness, and discovery. That's why our All-You-Can-Eat Wagyu Hot Pot combines daily house-made broths with top-tier meats for a comforting experience you won't forget.

Freshly Simmered, Flavor-Packed Broths:
Every day, we prepare our signature broths in-house from scratch — never pre-made, never frozen. Whether you crave spicy, savory, or nourishing, our broths deliver deep flavor and unmatched freshness in every bubbling pot.

All-You-Can-Eat Premium Cuts:
From melt-in-your-mouth A5 Wagyu to tender slices of American and Australian Wagyu, every piece is hand-selected for quality. Paired with fresh seafood, crisp vegetables, and house-made dipping sauces, every bite is designed to impress.

Elevated Experience, Everyday Comfort:
Wagyu Factory Hot Pot isn't just about high-end ingredients — it's about making luxury feel personal and accessible. Whether you're celebrating or simply recharging, we bring the finest flavors of East Asia to your table.

It's not just hot pot—it's a premium Wagyu journey. Welcome to Wagyu Factory.





WAGYU FACTORY
BBQ & HOTPOT 和牛工厂

Buffet Experience

A BUFFET THAT GOES BEYOND EXPECTATIONS

At Wagyu Factory, the experience goes far beyond just BBQ and hot pot. Alongside our premium meats and house-made broths, our all-you-can-eat buffet features a thoughtfully curated selection designed to satisfy every craving.

Tailored Variety for Every Appetite:
From Chinese stir-fries and Korean banchan to American-style pizza and Japanese fried bites, our buffet blends bold international flavors with comforting favorites — so you can build your meal your way, every time.

Kid-Friendly Favorites:
We've made sure younger guests feel right at home, too — with sweet treats, noodles, fried rice, and other family-friendly picks everyone can enjoy.

Moments of Surprise:
Beyond the staples, our buffet regularly introduces seasonal and chef-inspired dishes to keep the experience fresh, exciting, and worth coming back for.

Here isn't just hot pot or BBQ — it's a full buffet journey, crafted for every appetite.





TARGET MARKET

Target Market Population Demographic



others
21-24
40-55
25-39

51%
49%

GENERATION COHORT **Gen Z & Millennials**

AVERAGE BILL AMOUNT
$39 - $49 *per person*

GEOGRAPHIC CONCENTRATION
MIAMI, FL

Interested in..

- BUDGET-FRIENDLY
- FUN EXPERIENCES
- STREET-STYLE JAPANESE VIBES
- BUFFET
- WAGYU
- SOCIAL MEDIA HYPE
- PARTY / GROUP
- AYCE / HOTPOT / BBQ
- TRENDY/YOUTHFUL
- CASUAL
- COMFORT
- ASIAN FUSION

AVERAGE INCOME LEVEL

40K-80K | < 40K | 80K-120k

AVERAGE EDUCATION LEVEL

COLLEGE / AC | BACHELOR/ADVANCED | HIGH SCHOOL

based on the mass population analysis of the location and Wagyu Factory existing audience groups. *

LOCATION ANALYSIS

Local Population

78.6K

Gender & Age of the Population


Male
Female
60
50
40
30
20
10
0
18-24
25-34
35-44
45-54
55-64
65+

Tourists Population

27.2M+

Leading Business

Tourism | Entertainment | Hotels | Restaurants | Leisure Activities | International Events

Range of Income

$75K - $125K

Rate of Gaining Corporates' HQ in Area

+ 33.3%


BAY HARBOUR ISLANDS
BAL HARBOUR
BISCAYNE PARK
INDIAN CREEK VILLAGE
SURFSIDE
LITTLE HAITI
NORTH BAY VILLAGE
MIAMI BEACH
PORT OF MIAMI
DOWNTOWN MIAMI
SOUTH BEACH
FISHER ISLAND
VIRGINIA KEY

based on the 3rd party research data and Miami Beach Press Release *



COMPETITIVE ANALYSIS

High Trend Appeal
WAGYU FACTORY
BBQ & HOT POT
NOVIKOV
Gyu-Kaku
KURA
SHABU WORKS
shokudo
Casual Experience
Multi-format Immersive
Low Trend Appeal

Good Quality
WAGYU FACTORY
BBQ & HOT POT
NOVIKOV
Gyu-Kaku
SHABU WORKS
KURA
shokudo
Expensive
Good Value
Low Quality

Wagyu Factory 's Advantages

Exceptional Value

Unlike many premium wagyu or AYCE concepts, Wagyu Factory delivers high-quality Wagyu cuts at an accessible price point of $39–$49, creating unmatched value within the Miami casual-premium dining scene.

Multi-Format Dining Experience

Wagyu Factory sets itself apart by offering hot pot, grill, and fusion cuisine in one concept, delivering an immersive and customizable dining experience that competitors cannot match.

Trend-Forward Brand Identity

With its street-style Japanese aesthetic, bold color palette, and youthful branding, Wagyu Factory captures strong social media attention and resonates deeply with Gen Z and Millennial diners.

based on the 3rd party research data and guests' review of the restaraunt*



WAGYU FACTORY LOCATION

10890 Foothill Blvd, Rancho Cucamonga, CA 91730

2415 Park Ave, Tustin, CA 92782

23621 El Toro Rd Suite C, Lake Forest, CA 92630

- **AVAILABLE**
- **COMING SOON**

Coming Soon 2025 & 2026

MIAMI
555 Washington Ave
Miami Beach

CALIFORNIA
- Brea
- Little Tokyo
- Palo Alto

NEVADA
- Las Vegas

TEXAS
- Frisco

WAGYU FACTORY
BBQ & HOTPOT

03

FINANCIAL PROJECTIONS



Project Timeline



RICE
SAUCE STATION
SELF SERVICE STATION
CURRY & RICE
WAGYU FACTORY
SAVOR THE FUN
CRAFTED WITH MASTERY
WAGYU FACTORY
CRAFTED WITH MASTERY
TOP-GRADE WAGYU

Jul 2025	Dec 2025	Mar 2026	Apr 2026
Construction	Training	Soft Opening	Grand Opening



OVERVIEW - WAGYU FACTORY

WAGYU FACTORY
B B Q & H O T P O T

Wagyu Factory
Annual Sales Revenue: $12MM+

Avg. $39-49 per Customer

Projected Seats: 200+/-



SERVICE ENTRANCE
SERVICE ENTRANCE
CORRIDOR
P104
TELEPHONE
P105
MAIN ACCESS
EMERGENCY EXIT
6th St

FINANCIAL - PROJECTIONS

 AVG. $44 PER CUSTOMER

 FULL LIQUOR LICENSE

🕐 OPEN 11AM TO 10PM
(LUNCH VS. DINNER)

	REVENUE (PRE-SALES TAX)	FOOD COST & LABOR COST	OPERATING EXPENSES	NET PROFIT
2026	$11,832,896	$6,863,080	$2,603,237	$2,366,579
2027	$12,187,883	$7,068,972	$2,681,334	$2,437,577
2028	$12,553,519	$7,281,041	$2,761,774	$2,510,704
2029	$12,930,125	$7,499,472	$2,844,627	$2,586,025
2030	$13,318,029	$7,724,457	$2,929,966	$2,663,606
Total	$62,822,452	$36,437,022	$13,820,939	$12,564,490

*Projections are derived from the historical performance of our existing locations and serve as a forecast of potential future outcomes. Please note, these projections are not guaranteed and should be considered as indicative estimates based on past trends.

Revenue Share Highlights*

Maximum Offering Amount 1.25MM

Total Payout
3.5MM

Tier 1
1.5%
of gross revenue until $2MM has been paid to investors

Tier 2
1.0%
of gross revenue until a total of $3.5MM has been paid to investors

*If the Offering Amount raised is less than the Maximum Offering Amount, Investors shall receive Tier 3 Revenue Share Percentage up to Tier 3 Revenue Amount and Tier 4 Revenue Share Percentage up to Tier 4 Revenue Amount, to be further defined.

Revenue Share Highlights

How We Reward Our Early Supporters

2.8X RETURN

on $1.25M raise

REVENUE SHARE MODEL

No equity dilution, faster payouts

PROJECTED TIMELINE

7–10 years payout (depending on revenue growth)

TRANSPARENT & SCALABLE

Revenue share % adjusts if raise < $1.25M

Example Returns Scenarios

Revenue	Payout	Timeline	Annualized Return (CAGR)
$10M	$225K/year	~10 years	10.8%
$15M	$337.5K/year	~7 years	15.9%

Investor Perks

Exclusive Investor Benefits

Investment Level	$500	$2500	$10000	$25000	$50,000+
Perks	Free round of drinks	10% off all visits	15% Off + VIP early booking access	20% Off + Concierge Line	Lifetime Gold Status on APP + Invite-only Dinners (permanent)

• All perks stack (higher tiers include all lower-tier perks)
• Perks valid during payback period, except $50k+ which is permanent



WAGYU FACTORY - Miami

555 Washington Ave, Miami Beach, Florida 33139

WAGYU FACTORY
B B Q & H O T P O T

CHUBBY GROUP